Law Offices of Thomas E. Puzzo, PLLC
4221 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

June 15, 2010

VIA EDGAR

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mascot Ventures Inc. (the “Company”)
Amendment No. 4 to Form S-1 filed June 15, 2010
File No. 333-164845

Dear Mr. Schwall:

Filed on EDGAR today, June 15, 2010, please find copies of Amendment No. 4 to the referenced registrant’s Form S-1 (“Amendment No. 4 to Form S-1”) and a redlined Amendment No. 4 to Form S-1, submitted pursuant to the staff’s comment letter dated June 14, 2010.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  Please note that the page references below refer to the page numbers of the redlined Amendment No. 4 to the Form S-1.

In response to the staff’s comments in its June 14, 2010 comment letter, we respectfully submit the following information on behalf of our client:

Registration Statement on Form S-1, Amendment No. 3

General

1.	Please monitor the need to update your financial statements and related disclosure, in accordance with Rule 3-12 of regulation S-1.

The Company hereby confirms that it will monitor the need to update its financial statements and related disclosure, in accordance with Rule 3-12 of regulation S-1.

H. Roger Schwall
Jun 15, 2010

Exhibits 23.1, 23.2 and 23.3

2.	Please amend your filing to include updated consents from your legal counsel, accountants and geological consultant, to comply with Item 601(B)(23) of Regulation S-K.

The Company has complied with this comment. Please see Exhibits 23.1, 23.2 and 23.3 to Amendment No. 4 to the Form S-1.

Please contact the undersigned if you have further comments or questions.

Very truly yours, /s/ Thomas E. Puzzo Thomas E. Puzzo